UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.19)*
Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on July 29, 2004, Amendment No.l was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was field on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.5 was filed on August 16, 2005, Amendment No.6 was filed on November 10, 2005, Amendment No.7 was filed on November 30, 2005, Amendment No.8 was filed on February 24, 2006, Amendment No.9 was filed on March 10, 2006, Amendment No.l10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006, Amendment No.12 was filed on January 29, 2007, Amendment No.13 was filed on February 2, 2007, Amendment No.14 was filed on February 6, 2007, Amendment No. 15 was filed on February 13, 2007, Amendment No. 16 was filed on February 15, 2007, Amendment No. 17 was filed on March 13, 2007 and Amendment No. 18 was filed on March 20, 2007 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C. ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Harold Schechter ("Schechter") and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bancorp (YANB), a New Jersey corporation, is hereby amended asa set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On March 23, 2007, Mr. Seidman sent a letter nominating Patrick Robinson, Neal Axelrod and Dennis Pollack  for election to YANB's Board of Directors in opposition to the Company's slate of directors.  This letter is attached hereto, in its entirety as Exhibit A.

The Honorable Margaret Mary McVeigh, P.J. CH issued an Opinion and Order dated March 20, 2007 requiring that the Company conduct its Annual Meeting on July 12, 2007.  Judge McVeigh found that the complaint establishes a derivative action, and the Company's scheduling the Annual Meeting on August 16, 2007 violated New Jersey Statute N.J.S.A 14A:5-2.  For a copy of the Opinion and Order, please contact Mr. Seidman at (973) 952-0405.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson

Exhibit A

SEIDMAN AND ASSOCIATES, LLC
19 Veteri Place
Wayne, NJ  07470
(973) 952-0405
(973) 781-0876 fax
March 23, 2007

Via facsimile (609) 584-8570 and first class mail
Daniel J. O’Donnell, Secretary
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ 08690

Dear Mr. O’Donnell:

Seidman and Associates, LLC is a Yardville National Bancorp (YANB) shareholder.

Seidman and Associates, LLC herewith nominates Patrick A. Robinson, Neal Axelrod, and Dennis Pollack for election at the 2007 Annual Meeting and for the terms expiring in 2010. This nominating letter is in addition to Mr. Pollack’s February 2, 2007 nominating letter.

These nominations are made pursuant to Article I, Section 10(i) of Yardville’s Amended and Restated By-laws adopted January 25, 2006.

Mr. Robinson, Mr. Axelrod and Mr. Pollack are also Yardville shareholders. Messrs Robinson, Axelrod, and Pollack have never been: (i) indicted; (ii) convicted of any crime; (iii) subjected to an order by any federal or state bank regulatory agency; or (iv) found to have breached a fiduciary duty or violated a law, rule or regulation. [Succinctly, none of them is disqualified by the terms of Article II, Section 10 of the By-laws.]

The following are additional shareholders, who are the beneficial owners of the shares shown below, who are acting directly or indirectly in concert with Seidman and Associates, LLC (Section 10(ii) of the By-laws). Also below, are the number of shares which it is reasonably anticipated may be voted in favor of these nominees.  Seidman and Associates, LLC cannot reasonably anticipate what additional shares, if any, may be voted in favor of these nominees.

Entity       Shares
Seidman & Associates, LLC	281,954
Seidman Investment Partnership, LP	288,327
Seidman Investment Partnership II, LP	181,488
Broad Park Investors	107,334
Federal Holdings, LLC	70,196
Dennis Pollack	18,110
Neal Axelrod	500
Patrick Robinson	974
Lawrence B. Seidman Discretionary Clients	45,281
Total	994,164

Exhibit A

The following is the name, address and business background (resume attached) of each nominee in accordance with Section 10(iv) of the By-laws.

1. Patrick Robinson, 586 East Main Street, Bridgewater, NJ 08807
2. Neal Axelrod, 3 Marigold Court, Edison, NJ 08820
3. Dennis Pollack, 47 Blueberry Drive, Woodlake Cliff, NJ 07677

Please contact our attorney, Peter Bray, in writing at 100 Misty Lane, Parsippany, NJ 07054 if you require any additional information. Your letter should state what information is required and the legal basis for said request. Please be advised that this nominating letter is in the exact same format and contains the same information used last year to nominate candidates for Yardville’s Board, and you accepted that nominating letter as being complete and proper.

If the Board desires to discuss this matter for the purpose of reaching an amicable resolution to avoid an expensive proxy contest, please contact Mr. Bray.

Please provide the undersigned or our counsel with written confirmation no later than the close of business next Thursday (March 29, 2007) that these nominations have been accepted.

    Please provide YANB’s most current shareholder lists (including the NOBO/CEDE/Philadep list as required by N.J.S.A 14A:5-28, so Messrs. Robinson, Axelrod and Pollack, as well as Seidman and Associates, LLC and their agents, can communicate with fellow YANB shareholders concerning matters of common concern, and the election. Also, please acknowledge that you will provide us, or our proxy solicitor, with the shareholder list in the same format as received by your proxy solicitor from YANB’s transfer agent for YANB’s record date simultaneously with your receipt of same. Please also provide us with the March 6, 2007 NOBO list that YANB received from its transfer agent.

Please be advised Yardville’s refusal to voluntarily undertake these actions will result in the prosecution of a litigation to secure this and related relief.

Since this letter requests actions to be taken by Yardville’s Board, I ask that you submit a copy of this letter to each Director.

Very truly yours,

Seidman and Associates, LLC

                               /s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN
MANAGER

cc: Neal Axelrod
Dennis Pollack
Patrick Robinson

Exhibit A

Neal S Axelrod

Education:
1974 Graduated BS in Business and Economics with majors in Accounting and Management from Lehigh University.

Professional Experience:
1975-Present Founded Neal S Axelrod PA CPA.
1975-1978 Employed by Berenson Berenson Adler & Co, CPAs.

CPA Licenses: New Jersey

Current Associations:
1998-Present Member of NJ State Federation of Umpires
1998-Present Member of NJ State Interscholastic Athletic Association
1998-Present Member of Union County Amateur Softball Association
1996-Present Executive Vice President of Israel Sports Exchange

Prior Associations:
1989-2000 Executive Vice President of North Edison Baseball & Softball League
1986-2002 Executive Vice President of CJ Mustangs

Exhibit A

Patrick A. Robinson
586 East Main Street
Bridgewater, NJ 08807-3231

Patrick A. Robinson was a founder and member of Robinson & Glorisi from 1993 to 2000, when he founded Robinson, Burns, & McCarthy, a law firm located in Bridgewater, New Jersey, at which he is managing partner. Mr. Robinson has been recognized by the New Jersey Supreme Court as a Certified Civil Trial Attorney since 1983. Pat graduated from Seton Hall University with a Bachelor’s degree in history and Seton Hall University School of Law with a Juris Doctor degree. Following law school, he served a judicial clerkship with Hon. David G. Lucas of the Superior Court of New Jersey, Somerset County. Pat is an active member of the American Bar Association, New Jersey State Bar Association, Somerset County Bar Association, Defense Research Institute and New Jersey Defense Association. He has served on the Civil Practice Committee of the Somerset County Bar Association and twice served as state chairman of the Construction Law Committee for the New Jersey Defense Association. Pat was admitted in 1977 to practice in New Jersey and the U.S. District Court for the District of New Jersey. He has received an AV rating from Martindale-Hubbell which is a peer judgment reflecting the “highest ethical standards” and “preeminent legal abilities.” Pat’s civic involvements include membership in the Knights of Columbus, the Lion’s Club and the Friendly Sons of the Shillelagh of Essex County.

ExhibitA

DENNIS POLLACK
47 Blueberry Drive
Woodcliff Lake, NJ 07677

Home: 201-930-1428                               Cell: 201- 788-7267
Fax: 201-505-0271                                  Email: wclbanker@aol.com

SUMMARY

• Comprehensive experience as a Chief Executive Officer with particular expertise in enhancing shareholder value in regulated financial intermediaries
• Skilled in building franchise value through proactive new business development efforts, sensible cost reduction and expense control  programs, and cultivating a superior customer service culture
• Competent in conceptual problem solving in matters related to finance, risk assessment, budgets, and team building
• Human resource experience includes staff and management hiring, training and motivation, and reorganizing staff and management into a cohesive motivated team

PROFESSIONAL EXPERIENCE

KEY HIGHLIGHTS

Laurus Funds, New York, NY                                   March 2006 to
Senior Managing Director, Corporate Development and Business Operations                         Present
Laurus Funds is a $1.6 billion New York City based hedge fund that specializes in asset based investing in publicly traded small and micro cap companies
➢	Responsible for oversight of marketing and investor relations, strategic initiatives, human resources
➢	Member of Management Committee

Paulson & Company. Inc., New York, NY                        June 2004 to
Chief Operating Office- Hedge Fund- Merger Arbitrage                          March 2006
➢	Hired to institutionalize firm, build infrastructure, provide professional oversight
➢	Increased AUM 80% in 16 month period to $4.5 billion
➢	Responsible for day-to-day management of company, including Compliance, Accounting, Operations, Human Resources, IT, and Risk Management.
➢	Solely responsible for managing prime broker, administrator, auditor, tax, and legal relationships

Valley National Bank. Wayne, New Jersey                                    Dec 2001— May 2004
Vice President-Lending Officer, New York
➢	Originated and closed over $300MM loans
➢	Focus on New York City opportunities
➢	Note: Took five month leave of absence during time period

Exhibit A

Connecticut Bank of Commerce, Stamford, CT                                          1996—2001
Company sold
President & CEO and Board Member                                     Apr 1996— Nov 1998
Vice Chairman (consultant arrangement)                                     Dec 1998— May 2001
➢	Hired as CEO for troubled bank operating under Cease and Desist Order.
➢	Directed all bank activities for state chartered commercial bank.
➢	Planned and implemented all corporate strategies.
➢	Hired competent new business developers and skilled lending and credit person
➢	Cease and Desist Order eliminated after fourteen months of my oversight.

First Fidelity Bank, Hawthorne, New York                                         1994 — 1995
Company sold
EVP, Rockland Region
➢	Acted as spokesperson for First Fidelity Bank throughout Rockland County
➢	Directed all new business generation activities, including cross-selling commercial banking services not previously offered by savings bank.

Savings Bank of Rockland County, Spring ValIey, NY                                     1988— 1993
Company sold
President & CEO and Board Member
➢	Hired as turn-around specialist for troubled New York State chartered savings bank.
➢	Returned bank from “troubled” institution to healthy profitable bank returning 1% on assets and ROE of 14%.
➢	Significantly improved bank’s image and credit standards.

Sony Corporation of America                                       1985—1997
Medical Electronics- Divisional President (Start-up Division)
➢	Pioneered Sony’s venture into medical electronics business.
➢
Directed overall operations: including all aspects of marketing, sales, finance, operations, human resources, product planning and development, strategic planning.  Also responsible for company's overall P&L.

➢	Traveled Europe, Africa, and Asia proffering Sony’s vision of “intrapreneuring” as compared to entrepreneuring,

SOME OTHER POSITIONS

Axiom Management Consultine                               NY National Bank
Pollack Investment Partnership                                Pegasus Funding Group
Mohawk Community Bank

BOARD SEATS

Wayne Savings Bank, Wayne, New Jersey
Salvation Army, Greater NY & Spring Valley & Chairman of Spring Valley Chapter
United Way, Rockland County, New York
Good Samaritan Hospital (Advisory Council), Suffern, NY
Interactive Flight Technologies, Phoenix, AZ (NASDAQ)
Environmental Waste Management, Parsippany, New Jersey (NASDAQ)

EDUCATION

MBA, Columbia University                                                     1984
Majors: Money & Financial Market
US, Seton Hall University                                 1972
Major: Economics

PERSONAL

Authored and/or co-authored numerous articles, including:
➢	“Managing the Human Dimensions of Mergers and Acquisitions in the Banking Industry,” Bankers Magazine, 1995.
➢	“Is the Thrift Industry Worth Saving?” Bankers Magazine, 1993.
➢	“Rx for Thrifts — A Survival Plan.” Bankers Magazine, 1991.
➢	“Deposit Insurance Reform: The Mandate for the 90’s,” Bottomline, 1990.